 Ex.99.28(d)(38)(vi)

Amendment to Sub-Advisory Agreement

Between Jackson National Asset Management, LLC and

Newton Investment Management North America, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Newton Investment Management North America, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 wherein the September 1, 2021 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/Newton Equity Income Fund, effective October 1, 2023.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 1, 2023, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective October 1, 2023.

Jackson National Asset Management, LLC		Newton Investment Management North America, LLC
By:	/s/ Mark D. Nerud	By:	/s/ Michael Germano
Name:	Mark D. Nerud	Name:	Michael Germano
Title:	President and CEO	Title:	CEO

Schedule B

Dated October 1, 2023

(Compensation)

JNL/Newton Equity Income Fund

Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.2500%
$100 Million to $200 Million	0.2000%
$200 Million to $1 Billion	0.1500%
$1 Billion to $2 Billion	0.1375%
$2 Billion to $3 Billion	0.1250%
Over $3 Billion	0.1200%

B-1